Exhibit 99.2

 Adding FAP-Targeting Candidates to Theranostic Pipeline  Investor Presentation   November 2024  ASX: TLX | NASDAQ: TLX  3D rendering of cancer associated fibroblast layer of tumour microenvironment.

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Transaction to add clinically-validated FAP assets to pipeline

A promising pan-cancer target with initial focus on bladder cancer

Next generation of FAP-targeting theranostics

- Fibroblast Activation Protein (FAP) is one of the most exciting targets in nuclear medicine – expressed in over 90% of epithelial cancers[1]
- Next-generation assets have potential for imaging, and both alpha and beta therapy applications
- Demonstrated safety and efficacy profile in extensive pre-clinical and clinical validation
- Developed by renowned radiochemist Professor Frank Roesch and team

Strategic acquisition bolsters Telix's focus in urology

- Bolsters pipeline with a pan-cancer program complementing Telix's CAIX portfolio
- Initial development program to focus on bladder cancer, which rounds out urology franchise

Deal summary

- **€7M** cash (upfront) (AU$11M)
- **€3M** cash (12 months' time) (AU$5M)
- Up to **€132M** subject to clinical milestones (AU$215M)
- Up to **€20M** subject to commercial milestones (AU$33M)[2]

Telix

1. Rettig et al. *Proc Natl Acad Sci USA.* 1988.
2. Conversion to AUD$ is at an average exchange rate of AU$1 = EUR € 0.61

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 FAP: The Achilles’ heel of cancer?  Targeting key players in the tumour microenvironment (TME)  4  CAFs are marked by significantly increased levels of Fibroblast Activation Protein (FAP)  FAP is expressed in CAFs as well as on some tumour cells, creating a potential double-hit to the tumour  FAP is a druggable target and therefore a potential Achilles’ heel of cancer   Cancer cells can ‘manipulate’ normal fibroblasts to promote tumour growth  Permanently activated fibroblasts are known as Cancer Associated Fibroblasts (CAF)  Fibroblasts are cells which help to form connective tissue and promote the body’s normal healing process  In cancer this forms part of a protective wall around the tumour called stroma - protecting it from immune response  Stroma makes up >70% of solid tumour mass1  Micke et al., EBioMedicine. 2021.  TME  CAF  FAP  Dx/Tx

 The theranostic potential of FAP  Using radiation to image, damage or destroy cancer cells  5  Zboralski et al., EJNMMI. 2022.  Novruzov et al. Molecular Imaging and Biology. 2022.  Koshkin et al. JNM. 2024.  68Ga-FAPI PET in 65-y-old patient with bladder cancer2  FAP Imaging in bladder cancer exemplifies potential for therapeutic approach  FAP is highly expressed in the TME of epithelial cancers, and on the surface of some specific cancer types, including sarcomas and mesotheliomas1  By delivering radiation to CAFs, targeted radionuclide therapy has the potential to damage or destroy the cancer stroma and cancer cells  Powerful therapy potential  Overexpressed  in cancer   Weakening of the cancer stroma may also improve the effectiveness of other therapies  Combined treatment  options  FAP targeting for imaging patients2,3 - superior to FDG - highlights its potential to address a significant unmet need through a theranostic approach  Demonstrated evidence in bladder cancer  Patient representative scans - individual results may vary.

 Cracking therapeutics: A new way to target FAP  New assets have potential to overcome key challenges  6  Yadav et al. EJNMMI. 2024.  Ballal et al. Pharmaceuticals (Basel). 2021.  Martin et al. Cancers. 2023.  AIIMS, New Delhi, India.  Clinically validated for safety profile and efficacy in several cancer types, under an extensive compassionate use program1-4  First-generation FAP-targeting candidates limited by short tumour residence  Telix’s next generation candidates have a novel design enabling:  Extended tumour retention  Minimal off-target uptake  Significant radiotherapeutic dose to tumour  Improved clearance   Labelling with either 177Lu (beta) or 225Ac (alpha)  Potential for beta and alpha therapy

Clinical evidence for acquired next-gen compounds

Proof-of-concept in-human study and extensive compassionate use

Extensive clinical data

Successful proof of concept across diagnostic, therapeutic, for multiple indications

Pan-cancer uses

Used as therapy in >120 patients across sarcoma, breast, thyroid and medullary thyroid cancers to date[1]

Safety profile established

FAP-targeting diagnostic has been used in >400 patients, establishing safety profile[2]

Peer-reviewed data

Builds on extensive preclinical data, published in several peer-reviewed papers[3]

Published data demonstrates therapeutic potential[1]

^{68}Ga-DOTA.SA.FAPi PET/CT



Intense accumulation of radiotracer in tumour mass (arrows) and multiple skeletal sites (right femur-arrow head).

^{177}Lu-DOTA.(SA.FAPi)$_2$ post-therapy serial whole-body scans


24h
168h

Radiotracer retention in metastatic sites at **168 hours**

Patient representative scans - individual results may vary.

Telix

1. Ballal et al. *Pharmaceuticals*. 2021; Ballal et al. *JNM*. 2022; Ballal et al. *JNM*. 2023; Bal et al. *JNM*. 2024.
2. AIIMS, New Delhi, India. Data on file.
3. Laeppchen et al. *Molecules*. 2024.

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 Compelling responses seen in late-stage cancer patients  Significant tumour mass reduction following treatment with therapeutic candidate  8  AIIMS, New Delhi, India. Data on file.  Treatment with 177Lu-based, FAP-targeted  therapeutic candidate in-licensed by Telix  Before  After  FAP-targeted PET  Patient with breast cancer1  Before  After  FDG-PET  FDG-PET  FDG-PET confirms  tumour mass reduction  in same patient  FAP-targeted PET  Clinical effect of 177Lu-based, FAP-targeted therapeutic candidate in-licensed by Telix, in a patient with breast cancer.  Response verified by FAP-targeted PET (above) and FDG-PET (right) using the diagnostic in-licensed by Telix.  Patient representative scans - individual results may vary.

Clinical development led by renowned KOLs

Broad community of supporters leading investigations

Frank Roesch, PhD
Mainz, DE

- Renowned radiochemist in nuclear medicine
- Invented the ^{68}Ga generator
- Chairs World Theranostics Conference

Chandrasekhar Bal, MD &
Sanjana Ballal, PhD New Delhi, IN

- Extensive clinical experience with all Roesch compounds
- Widely published in both JNM and other nuclear medicine publications

Ken Herrmann, MD, MBA
Essen, DE

- Chair of Dept of Nuclear Medicine at University Hospital Essen
- Chair of EANM Oncology & Theranostics Committee
- Prolific commentator in nuclear medicine community

Frederik L. Giesel, MD, MBA
Düsseldorf, DE

- Chair of Dept of Nuclear Medicine at Uni Düsseldorf
- Global leader in application of PSMA and FAP targeting in nuclear medicine



*"FAP-targeting is very exciting. In the past, we have been successful in treating primarily one cancer type with a certain asset or therapeutic agent. Here we have opened a new door to treat a variety of cancer subtypes – **a pan tumour target and even beyond!**"*

- Prof. Dr. Frederik L. Giesel

Telix

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Unmet need in bladder cancer

6th most common cancer in the U.S., significant unmet need

Large market opportunity

83K

new cases and 16K+ deaths per year in the U.S.[1]

29%

of patients develop metastatic disease[2] with 5-year survival rate of 8%[3]

White space opportunity for TRT[5], including FAP-targeting agents

No approved systemic radionuclide therapy

Studies suggest FAP expressed in over 67% of cases[6]

$5.6B → **$13.7B**

in 2024 → **in 2029**

Global market for bladder cancer therapies estimated to grow by over 20% per annum over next 5 years[4]

1. American Cancer Society, Key Statistics for Bladder Cancer, accessed October 2024.
2. Mason. *Eur Urol Open Sci.* 2021.
3. National Cancer Institute, Bladder Cancer Prognosis and Survival Rates, accessed October 2024.
4. National Cancer Institute, Bladder Cancer Prognosis and Survival Rates, accessed October 2024.
5. Targeted radionuclide therapy.
6. Hemida et al. *J Immunoassay Immunochem.* 2022.
7. NCCN Guidelines Version 4.2024, Bladder Cancer.

Telix

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Adding to the bladder cancer therapy toolbox

Complements Telix's CAIX program, options for localised and disseminated disease




B

3D representation with superimposed bladder based on TLX250-CDx Pelvis PET/CT Fusion images

Trials of TLX250-CDx in bladder cancer

PERTINENCE (IIT)

Alpha candidate in non-muscle invasive bladder cancer

Phase I feasibility study of TLX250-CDx complete

Moving to first-in-human therapeutic studies with ^{211}At (alpha) via Telix partner ATONCO

ZiP-UP (IIT)

Exploring indication expansion for TLX250 in urothelial carcinoma or bladder cancer

Phase I study of TLX250-CDx complete – awaiting readout

FIONA STANLEY hospital


TLX250-CDx-PET CT
FDG-PET CT
Contrasted CT

Comparison of TLX250-CDx PET-CT with FDG-PET CT. Patient representative scans - individual results may vary.

Telix

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Pan-cancer: "Double hit" at TME – targeting hypoxia and fibrosis

A complementary approach – and a "shot in the arm" to immuno-oncology

Two well validated targets with pan-cancer potential[1, 2]



CAIX targeting antibody (hypoxia)

FAP targeting small molecule (fibrosis / stroma)





FAP
CAIX
Glioblastoma Multiforme
Nasopharyngeal Carcinoma
Adenoid Cystic Carcinoma
Thyroid Cancer
Lung Cancer
Neuroendocrine Tumours
Hepatocellular Carcinoma
Pancreatic Cancer
Insulinoma
Gastric Cancer
Desmoid
Small Intestine Cancer
Bladder Cancer
Prostate Cancer
Head and Neck Carcinoma
Chordoma
Salivary Gland Cancer
Esophageal Cancer
Thymus Cancer
Breast Cancer
Cholangiocarcinoma
Sarcoma
Renal Cell Carcinoma
Ovarian Cancer
Cervical Cancer
Colorectal Cancer
Anal Cancer

Telix

1. Literature reports of CAIX expression.
2. Giesel et al. *J Nucl Med.* 2019.

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In summary: An exciting asset with big potential

Adds to urology pipeline with ability to expand to other cancer types

- Clinically validated theranostic drug candidates targeting FAP – a highly promising target
- Next-generation compounds with **longer tumour retention** than earlier versions
- Adds to Telix's **urology development pipeline** with novel candidates for bladder cancer, a major market opportunity
- Potential to generate further value from **pan-cancer** targeting
- **Clinical data** (safety profile and efficacy) reduce development risk, guide target indications and may expedite development
- Visit our website for more: Attack on Stroma

SNMMI Image of the Year 2019

^{68}Ga-FAPI PET/CT: Tracer Uptake in 28 Different Kinds of Cancer[1]



Sarcoma
Esophageal Ca
Breast Ca
CCC
Lung Ca
Colorectal Ca
Head-Neck Ca
Pancreatic Ca
CUP
Ovarian Ca
MTC
Thymus Ca
NET
Small-Intestine Ca
Prostate Ca

Maximum-intensity projections of ^{68}Ga-FAPI PET/CT in patients reflecting 15 different histologically proven tumour entities (sorted by uptake in descending order). Ca = cancer; CCC = cholangiocellular carcinoma; CUP = carcinoma of unknown primary; MTC = medullary thyroid cancer; NET = neuroendocrine tumour.

Telix

1. Kratochwil et al. 2019. Journal of Nuclear Medicine June 2019, 60 (6) 801-805; DOI: https://doi.org/10.2967/jnumed.119.227967

Patient representative scans - individual results may vary.

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Contact details: Kyahn WilliamsonSVP Investor Relations and Corporate Communicationkyahn.williamson@telixpharma.com   A confocal microscopy image of a fibroblast.  Credit: National Cancer Institute.